Bradley Pharmaceuticals, Inc. and Subsidiaries

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE A - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Bradley Pharmaceuticals, Inc. (the "Company") is a Delaware corporation founded in 1985. The Company's primary business activity is the marketing of various pharmaceutical and dermatological products, which have been acquired through the purchase of trademark rights and patents. The products are sold either over-the-counter or by prescription throughout the United States and to dis-tributors in selected international markets.

A summary of the significant accounting policies of the Company applied in the preparation of the accompanying consolidated financial statements follows:

1.	Principles of Consolidation

The consolidated financial statements include the accounts of Bradley Pharmaceuticals, Inc. and its wholly-owned subsidiary, Doak Dermatologics Inc. ("Doak"), and its wholly-owned foreign sales corporation, Bradley
Pharmaceuticals Overseas, Ltd., and its wholly-owned subsidiary, Bradley Pharmaceuticals (Canada) Inc. All intercompany transactions have been eliminated in consolidation.

2.	Inventory

Inventory, consisting principally of finished goods, is stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

3.	Prepaid Samples and Materials

The Company capitalizes certain product samples and promotional materials. These items are charged to operations in the period in which they are dis-tributed to customers.

4.	Property and Equipment

Property and equipment is stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line and accelerated methods over a period of five to seven years for equipment and the lesser of ten years or the life of the lease for leasehold improvements.

5.	Intangible Assets

The costs of noncompete agreements, goodwill, license agreements, and purchased trademarks and patents are capitalized and amortized on a straight-line basis to operations over their estimated useful lives or statutory lives, whichever are shorter. The estimated lives for trademarks are 10 to 25 years.

The estimated amortization periods for other intangible assets are as follows:
10 to 20 years for goodwill, 10 years for license agreements, 17 years (or the remaining life at the time of purchase, if shorter) for patents and 3 years for noncompete agreements.

The Company has adopted Statement of Financial Accounting Standards No. 121, "Impairment of Long-Lived Assets to be Disposed Of." Accordingly, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable, management assesses the recoverability of the asset. Management compares the cash flows, on an undiscounted basis, expected to be generated from the related assets to the carrying amounts to determine whether an impairment has occurred. It is reasonably possible that the actual cash flows that result will be insufficient to recover the carrying amount of certain of these intan-gibles. No impairment loss was recorded for 1999 or 1998.

6.	Cash and Cash Equivalents

Cash and cash equivalents include investments in highly liquid securities having an original maturity of three months or less at the time of purchase.

7. Revenue Recognition

Revenue is recognized when products are shipped to customers. An accrual for chargebacks and rebates is recognized at the time of sale.

8.	Risks, Uncertainties and Certain Concentrations

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on key personnel, government regulation, manu-facturing disruptions, competition, reliance on certain customers and vendors, absence of redundant facilities, and credit risk.

The Company is potentially subject to concentrations of credit risk, which con-sist principally of cash and cash equivalents and trade accounts receivable.
The cash and cash equivalent balances at December 31, 1999 and 1998 were principally held by one institution, and are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 1999 and 1998, two wholesale customers accounted for approximately $2,980,000 and $1,434,000 or 48% and 31%, respectively, of the total accounts receivable balance.

Approximately 24% and 37% of the Company's net sales for the years ended December 31, 1999 and 1998 were derived from sales of its DECONAMINE(R) products. The Company cannot predict the date Deconamine(R)SR status, will change from a prescription product to an over-the-counter product as mandated by the United States Food and Drug Administration, ("FDA"). Based upon infor-mation obtained from the FDA, the Company believes the status as a prescription product will not change in the foreseeable future.

For the year ended December 31, 1999, four wholesale customers accounted for approximately 24%, 17%, 12% and 10% respectively, of net sales. For the year ended December 31, 1998, three wholesale customers accounted for approximately 20%, 13% and 10% of net sales.

One vendor that manufactures products for the Company accounted for approx-imately 10% and 16% of the Company's cost of goods sold for the years ended December 31, 1999 and 1998. The Company currently has no manufacturing facilities of its own and, accordingly, is dependent upon maintaining its existing relationship with its vendors or establishing new vendor relationships to avoid a disruption in the supply of products to supply inventory. There can be no assurance that the Company would be able to replace its current vendors without any disruption to operations.

The Company had export sales of approximately 9% and 12% of its net sales for the years ended December 31, 1999 and 1998, respectively.

9.	Net Income Per Common Share

The Company computes income per share in accordance with Statement of Financial Accounting Standards No. 128 Earnings per Share ("SFAS 128") which specifies the compilation, presentation and disclosure requirements for income per share for entities with publicly held common stock or instruments which are potentially common stock.

10. Income Taxes

The Company and its subsidiaries file a consolidated Federal income tax return.

Deferred income taxes are provided for the future tax consequences attributable to the differences between the financial statement carrying amounts of assets and liabilities and their respective tax base. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

11.	Reclassifications

Certain reclassifications have been made to the prior year financial statements in order to conform to the current presentation.

12.	Using Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's estimate for chargebacks, rebates and the determination of useful lives of intangibles represent particularly sensitive estimates.

13.	Chargebacks and Rebates

Chargebacks and rebates are based on the difference between the prices at which the Company sells its products (principally DECONAMINE(R)SR) to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount either to be charged back to the Company, or rebated to the end user, at the time of sale to the wholesaler. Management has recorded an accrual for chargebacks and rebates of $1,630,000 and $2,020,000 at December 31, 1999 and 1998, respectively (included in accrued expenses), based upon factors including current contract prices, historical chargeback rates and actual chargebacks claimed. The amount of actual chargebacks claimed could differ (either higher or lower) in the near term from the amounts accrued by the Company.

The Company's analysis of the trend in actual chargebacks and rebates resulted in a decrease in the percentage used to adjust gross sales to net sales during the year ended December 31, 1999, resulted in increased net sales and net income of $464,000. During the year ended December 31, 1998 the Company's analysis of the trend in actual chargebacks and rebates resulted in a reduction of the accrual in the amount of $633,000. During 1998, the Company received monetary concessions of approximately $44,000 from managed care vendors receiving rebates.


14. Advertising

The Company expenses advertising costs as incurred. Total advertising costs charged to expense amounted to approximately $2,714,000 and $1,520,000 for the years ended December 31, 1999 and 1998, respectively.

15. Stock Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related inter-pretations in accounting for its employee stock options. Under APB 25, because the exercise price of the employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded.
The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock Based Compensation."

16. New Accounting Standards

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instru-ments and Hedging Activities". SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. The Company does not expect that the adoption of SFAS No. 133 will have a material impact on its consolidated financial statements because the Company does not currently hold any derivative instruments.




NOTE B - INTANGIBLE ASSETS

     Intangible assets are summarized as follows:



                                December 31,               December 31,
                                   1999                       1998
                                   ----                       ----
                                        Accumulated                Accumulated
                            Cost        Amortization   Cost        Amortization
                            ----        ------------   ----        ------------

Trademarks.........     $18,135,614     $6,018,144   $18,053,654    $5,249,199
Patents............       1,327,454      1,211,758     1,327,454     1,091,364
Licenses...........         124,886         84,240       124,886        71,760
Goodwill...........       1,265,490        697,798     1,255,637       570,430
Covenants not to
compete............         162,140        162,140       162,140       162,140
                        -----------     ----------   -----------    ----------

                        $21,015,584     $8,174,080   $20,923,771    $7,144,893
                        ===========     ==========   ===========    ==========


Intangible assets arose principally from the Doak acquisition (Note C) and the following significant transactions.

1. TRANS-VER-SAL(R) Acquisition

On March 30, 1993, the Company acquired from Tsumura Medical, a division of Tsumura International, Inc., all technical, proprietary and distribution rights to five specialized dermal patch products currently used in the treatment of warts ("TRANS-VER-SAL(R)"). Of the total purchase price, $866,250 was attri-buted to trademarks with an estimated life of 20 years.

2.	DECONAMINE(R) Acquisition

On December 10, 1993, the Company acquired from Berlex Laboratories, Inc. ("Berlex"), a subsidiary of Schering AG, all technical, proprietary rights, distribution rights, including trademarks and registrations to an allergy and decongestant remedy called DECONAMINE(R) ("DECONAMINE(R)"). The purchase agreement was amended several times.

The total amount of consideration issued for the DECONAMINE(R) acquisition is as follows: (1) Cash paid for 1993- $6,000,000; 1994- $2,000,000;
1996- $2,660,000; 1997- $1,650,000  (2) Common stock issued for 1996- 1,000,000 shares; and 1997- 450,000 shares (3) Warrants issued for 1997- 750,000 warrants with an exercise price of $1.25 expiring on September 19, 2001. Of the total purchase price, $12,962,994 was attributed to trademarks with an estimated life of 25 years.

3.	PAMINE(R) Acquisition

In February 1994, the Company acquired from Pharmacia & Upjohn, Inc., all United States manufacturing, packaging and proprietary rights, including all trade-marks, registrations, marketing data, and customer lists of PAMINE(R) tablets, methscopalamine bromide, used in connection with the treatment of peptic ulcers. Of the total purchase price, $251,000 was allocated to trademarks with a useful life of 15 years.


4.	CARMOL(R)  Acquisition

In June 1994, the Company acquired from Syntex (U.S.A.) Inc. ("Syntex"), packaging, quality control, stability, drug experience, file history, customer lists and marketing rights, titles and interests, including all U.S. trademarks to CARMOL(R) 10 and CARMOL(R) 20 (nonprescription total body moisturizers) and CARMOL(R) HC (a prescription moisturizer containing hydrocortisone) (the "CARMOL(R) Products"). The Company agreed to pay Syntex a 3% royalty on sales of the CARMOL(R) Products, commencing June 10, 1997 for a period of seven years. Of the total purchase price, $495,000 was allocated to trademarks with a useful life of 10 years.

5.	ACIDMANTLE(R) Acquisition

In May 1996, the Company acquired from Novartis Pharmaceuticals Corp. ("Novartis") the trademark rights to the ACIDMANTLE(R) skin treatment line, including the manufacturing, marketing and distribution rights within the United States and Puerto Rico. Approximately $200,000 of the purchase price remains due at December 31, 1999. The majority of the Purchase Price of $900,000 was attributed to trademarks with an estimated life of 10 years.

6. BRONTEX(R)  Acquisition

In October 1998, the Company acquired from Procter & Gamble Pharmaceuticals, Inc ("P&G") all technical information, know-how, formulae, processes, clinical studies, trade secrets, confidential and/or proprietary information, documents and/or materials, customer lists, technology, formulations, specifications, stability protocols and product impurity data, testing data and analytical methods and other information relating to an antitussive/expectorant remedy called BRONTEX(R) ("BRONTEX(R)"). The remaining $1,228,000 of the purchase price was paid on February 7, 2000. The majority of the purchase price of $1,842,000 was attributed to trademarks with an estimated life of 20 years.


NOTE C - ACQUISITION OF DOAK PHARMACAL CO., INC.

In 1994 and 1995, the Company acquired the shares of Doak Pharmacal Co., Inc. ("Doak"), for approximately $1,349,000. Doak was a publicly traded company engaged in the manufacture and sale of over-the-counter cosmetic dermatologic products and ethical dermatologic products. The acquisition was accounted for as a purchase. Goodwill resulting from this purchase totaling approximately $1,136,000 is being amortized over ten years.


NOTE D - PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:


                                      Year ended           Year ended
                                    December 31,1999    December 31,1998
                                    ----------------    ----------------

Furniture and Fixtures               $     560,708        $    618,949
Equipment                                  538,161             669,086
Leasehold Improvements                      19,783              69,969
                                         ---------           ---------
                                         1,118,652           1,358,004
Accumulated Depreciation                  (820,408)         (1,000,994)
                                         ---------           ---------
                                     $     298,244        $    357,010
                                         =========           =========


NOTE E - INCOME TAXES

The provision for income tax expense (benefit) is as follows:


                                         Year ended          Year Ended
                                      December 31, 1999   December 31, 1998
                                      -----------------   -----------------

Current
     Federal                              $268,000             $173,000
     State                                  92,000               50,000
                                           -------              -------
                                           360,000              223,000



Utilization of Federal net operating
loss carryforwards                            -                (103,000)
                                           -------              -------
                                          $360,000             $120,000
                                           =======              =======


The following is a summary of the items giving rise to deferred tax assets at December 31, 1999 and 1998.


                                            1999                 1998
                                            ----                 ----

Current

   Allowance for doubtful accounts       $ 99,000             $ 147,000
   Allowance on sales                     193,000               168,000
   Inventory reserves and capitalization   99,000                73,000
   Accrued expenses                        73,000                58,000
                                          -------               -------

                                          464,000               446,000
                                          -------               -------


Long-term

   Amortization of intangibles and
   fixed assets                           129,000               177,000
                                          -------               -------

Total deferred tax assets                 593,000               623,000


Less valuation allowance                 (593,000)             (623,000)
                                          -------               -------
                                     $  -----------       $   -----------
                                        ===========           ===========




A valuation allowance has been recorded at December 31, 1999 and 1998 reflecting the uncertainty of the future utilization of these tax benefits.

The difference between the actual Federal income tax expense and the amount com-puted by applying the prevailing statutory rate to income before income taxes is reconciled as follows:


                                         Year ended           Year ended
                                     December 31, 1999    December 31, 1998
                                     -----------------    -----------------


Tax at statutory rate                       34.0%               34.0%
State income tax expense, net of
   Federal tax effect                        6.6                 3.2
Change in valuation allowance
   and previously	Unrecorded
   benefits                                   -                (33.2)
Other                                       (1.5)                7.6
                                            -----              ------

Effective tax rate                          39.1%               11.6%
                                            =====               =====


Internal Revenue Code Section 382 places a limitation on the utilization of Federal net operating loss and other credit carryforwards when an ownership change, as defined by the tax law, occurs. Generally, this occurs when a greater than 50 percentage point change in ownership occurs. Accordingly, the actual utilization of the net operating loss carryforwards and other deferred tax assets for tax purposes may be limited annually to the percentage (about 6%) of the fair market value of the Company at the time of any such ownership change.


NOTE F - REVOLVING CREDIT FACILITY AND LONG-TERM DEBT

On April 7, 1999, the Company entered into a loan agreement with LaSalle Business Credit, Inc. ("LaSalle") that is comprised of a $5 million revolving asset-based credit facility and a $2.5 million acquisition note for future product acquisitions. In order to close this new loan agreement with LaSalle, the Company paid in full the outstanding loan balance and early termination penalties to The CIT Group/Credit Finance, Inc. ("CIT") of approximately $1.6 million, using a portion of the availability from the new revolving credit facility. Advances under this new revolving credit facility are calculated pursuant to a formula, which is based on the Company's then "eligible" accounts receivable and inventory levels. Advances under the $2.5 million acquisition note are pursuant to the Company finding a potential acquisition and receiving LaSalle's final approval. This new loan agreement has an initial term of three years, requires an annual fee, and is subject to an unused credit line percent-age fee. Interest accrues on amounts outstanding under this new loan agreement at the rate equal to the prime rate of interest, announced from time to time, by LaSalle National Bank plus 1% for the revolving credit facility and plus 2% for the amount outstanding for the acquisition note. The prime rate of interest announced by LaSalle National Bank at December 31, 1999 was 8.5%. The Company's obligations under this new loan have been collateralized by the Company's grant to LaSalle of a lien upon, and the pledge of a security interest to the Company's prior lien with CIT, which consists of substantially all assets of the Company. As of December 31, 1999, $1,350,000 was available under the revolving asset-based credit facility.

The loan agreement with LaSalle includes various restrictive covenants prohibiting the Company with certain limited exceptions, from, among other things, incurring additional indebtedness and paying dividends, substantial asset sales and certain other payments. The loan agreement also contains financial covenants including net worth, interest coverage ratio, debt service ratio, and earnings before interest, taxes, depreciation, and amortization.
As of June 30, 1999 and December 31, 1999, the Company was in violation of the net worth covenant and EBITDA covenant, respectively, which have been waived by LaSalle. The Company expects that violations of certain covenants may occur during 2000 and is currently in discussions with LaSalle in attempt to amend those covenants. All of the Company's borrowings under the revolving asset-based credit facility have been classified as current as of December 31, 1999.

On February 7, 2000, the Company borrowed $1,161,130 from the acquisition note in order to satisfy the note payable that was in connection with the acquisition of BRONTEX(R). Subsequent to borrowing the funds, the remaining balance available for future product acquisitions from the acquisition note is $1,338,870.

Long-term debt consists of the following:

                                   December 31, 1999      December 31, 1998
                                   -----------------      -----------------

Installment note due 2001 (a)      $     60,084           $     80,261
Installment note due 2001 (b)           174,725                250,890
Promissory note due 2000 (c)          1,083,530              1,083,530
Capital lease obligations  (d)           71,556                   -


Other installment notes                   1,701                  1,701
                                      ---------              ---------


                                      1,391,596              1,416,382
Less:  current maturities            (1,228,674)              (170,531)
                                      ---------              ---------

                                   $    162,922           $  1,245,851
                                      =========              =========


(a) The note payable, which originated in August 1991 in connection with the acquisition of a trademark (DUADACIN(R)), calls for interest only, at the rate of 10% commencing August 1992, and quarterly installments consisting of principal and interest in the amount of $6,865 for the eight-year period commencing November 1993. This note is collateralized by the trademark assigned to the Company.

(b) The note payable, which originated in May 1996 in connection with the acquisition of a trademark (ACIDMANTLE(R)) is noninterest bearing and is payable in installments of $250,000 in May 1997, and $100,000 each per year from May 1998 through 2001. Interest at an annual rate of 9.5% has been imputed for this note. The seller has been granted a security interest in the assets acquired by the Company.

(c) The note payable, which originated in October 1998 in connection with the acquisition of trademark (BRONTEX(R)) is noninterest bearing and was paid in February 2000. Interest at an annual rate of 10% was imputed for this note. This note is collateralized by the trademark assigned to the Company.

(d) The capital lease obligations consist of a forklift and automobile lease payable in monthly installments of $1,928 through April 2002 and $1,225 from April 2002 through March 2004.

The annual maturities of long term debt are $1,229,000 due in 2000, $130,000 due in 2001, $16,000 due in 2002 and $17,000 due in 2003. Because of the nature of the Company's debt, it is impractical to determine its fair value.


NOTE G - RELATED PARTY TRANSACTION

1. Transactions With an Affiliated Company

During the years ended December 31, 1999 and 1998, the Company received administrative support services (consisting principally of advertising services, mailing, copying, financial services, data processing and other office services) which were charged to operations from Banyan Communications Group, Inc. ("Banyan"), an affiliate, in the amount of $197,800 and $184,800, respectively.

2. Transactions With Shareholders

The Company leases office facilities in Fairfield, New Jersey from Daniel and Iris S. Glassman, directors and shareholders of the Company. The lease is for the period from February 1, 1998 to January 31, 2003 for 14,100 square feet of office and warehouse space. The rent expense, including an allocated portion of real estate taxes, was approximately $224,000 and $228,000 for the years ended December 31, 1999 and 1998, respectively.

On January 3, 2000, the Company advanced $100,000 to Daniel Glassman, pursuant to a promissory note bearing interest at 8.25% per annum. The accrued interest and principal is due in full, three years from the execution date, except that fifty percent of all future bonus payments will be applied first to accrued interest, then to principal.

NOTE H - SHAREHOLDERS' EQUITY

The Company's authorized shares of common stock are divided into two classes, of which 26,400,000 shares are common stock and 900,000 shares are Class B common stock. The rights, preferences and limitations of the common stock and the Class B common stock are equal and identical in all respects, except that each common stock share entitles the holder thereof to one vote upon any and all matters submitted to the shareholders of the Company for a vote, and each Class B share entitles the holder thereof to five votes upon certain matters sub-mitted to the shareholders of the Company for a vote.

Both common stock and Class B common stock vote together as a single class upon any and all matters submitted to the shareholders of the Company for a vote, provided, however, that the holders of common stock and holders of Class B common stock vote as two separate classes to authorize any proposed amendment to the Company's Certificate of Incorporation, which affects the rights and preferences of such classes. So long as there are at least 325,000 shares of Class B common stock issued and outstanding, the holders of Class B common stock vote as a separate class to elect a majority of the directors of the Company (who are known as "Class B Directors"), and the holders of common stock and voting preferred stock, if any, vote together as a single class to elect the remainder of the directors of the Company.


The Board of Directors may divide the preferred stock into any number of series, fix the designation and number of shares of each such series, and determine or change the designation, relative rights, preferences and limitations of any series of preferred stock. The Board of Directors may increase or decrease the number of shares initially fixed for any series, but no such decrease shall reduce the number below the number of shares then outstanding and shares duly reserved for issuance.

1.	Stock Repurchase Plan

In January 1997, the Company announced a program to repurchase up to 400,000 shares of the outstanding common stock in open market transactions over 24 months. In January 1999, the Company completed the program and began another program to repurchase an additional 600,000 shares of the outstanding common stock in open market transactions or a cumulative repurchase of 12% over the next 36 months. These shares will be held in Treasury by the Company to be used for purposes deemed necessary by the Board of Directors, including funding the Company's matching contributions to the 401(k) Plan. During 1999, the Company acquired 429,000 shares at a cost of $580,000 and in 1998 the Company acquired 257,000 shares at a cost of $370,000.

2.	Incentive and Non-Qualified Stock Option Plan

Under the 1990 Stock Option Plan, 2,600,000 shares of common stock are reserved for issuance. This plan expired upon the adoption of the 1999 Incentive and Non-Qualified Stock Option Plan.

During 1999, the Board of Directors adopted the 1999 Incentive and Non-Qualified Stock Option Plan, reserving 3,250,000 shares of common stock for issuance.
The plan will expire on January 31, 2010, but options may remain outstanding past this date. As of December 31, 1999, 3,073,000 shares were available for grant.

The number of shares covered by each outstanding option, and the exercise price, must be proportionately adjusted for any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares, stock split, or the payment of a stock dividend, and are summarized as follows:


                                                               Weighted
                                                               Average
                                         Number of             Exercise
                                         Options                 price
                                         ---------             --------


Balance, January 1, 1998                 1,341,125              $1.32
   Granted                                 111,950               2.05
   Exercised                               (10,000)              1.14
   Canceled                               (144,130)              1.45
                                         ---------               ----


Balance, December 31, 1998               1,298,945              $1.43
   Granted                                 327,000               1.29
   Exercised                                (5,000)               .69
   Canceled                               (309,375)              1.46
                                         ---------               ----


Balance, December 31, 1999               1,311,570              $1.37
                                         =========               ====




As of December 31, 1999, options outstanding for 974,436 shares were exercisable at a weighted average price of $1.37, and the weighted remaining contractual life was 3.8 years. As of December 31, 1998, options outstanding for 1,188,495 shares were exercisable at a weighted average price of $1.43, and the weighted remaining contractual life was 3.6 years. Compensation cost charged to operations, which the Company records for options granted to nonemployees, was none and $10,444 in the years ended December 31, 1999 and 1998, respectively. There were 103,577 options outstanding to nonemployees at December 31, 1999, of which 97,677 were exercisable. There were 108,952 options outstanding to nonemployees at December 31, 1998, of which 99,852 were exercisable. Options issued typically vest over 3 years and have expiration dates ten years after issuance for employees and five years for board members.

The following table summarizes option data as of December 31, 1999:




                    Number        Weighted                 Number
                   Outstanding    Average     Weighted  Exercisable     Weighted
Range of Exercise   as of         Remaining    Average      as of       Average
    Prices         December31,   Contractual Exercise   December31,     Exercise
    ------            1999          Life       Price       1999          Price
                      ----          ----       -----       ----          -----

 $.68 - $1.40       880,433         3.3         1.15      697,233         1.19
 1.41 -  3.65       431,137         4.3         1.81      277,203         2.00
                  ---------                               -------
                  1,311,570                               974,436
                  =========                               =======



The fair value of each option granted has been estimated on the grant date using the Black-Scholes Option Valuation Model. The following assumptions were made in estimated fair value:

       Dividend yield                             0%
       Risk-free interest rate                    6.0%
       Expected life after vesting period
           Directors and officers                 4 years
           Others                                 2 years
       Expected volatility - through
         December 1, 1995                         60%
         December 2, 1995 - through
           December 31, 1999                      90%





Had compensation cost been determined under SFAS No. 123, net income and net income per share would have been as follows:


                                                  Year ended December 31,
                                                 1999                 1998
                                                 ----                 ----
Net income
     As reported                              $ 560,562           $ 918,973
     Pro forma for SFAS No. 123 adjustment      476,945             828,965

Net Income per share
     As reported
          Basic                                  $.07                $.11
          Diluted                                 .07                 .10
     Pro forma for SFAS No. 123 adjustment
          Basic                                  $.06                $.10
          Diluted                                 .06                 .09

The weighted average fair value of options granted during 1999 and 1998 was $ 1.29 and $ 2.05, respectively.

The exercise price of all options granted during the years ended December 31, 1999 and 1998 equaled the market price on the grant date.

3. Reserved Shares

The following table summarizes shares of common stock reserved for issuance at December 31, 1999:



                                                                  Number
                                                                Of shares
         Reserved for                                            Issuable
         ------------                                            --------

Warrants to Stern Stewart for consulting services
(expiring October 1, 2001)                                        70,000
Warrants to NetWorld Capital, Inc. for consulting services
(expiring July 9, 2008)                                            8,500
Warrants to Berlex Laboratories, Inc.
(expiring September 19, 2001)                                    750,000
1990 and 1999 Stock Option Plans                               1,311,570
                                                               ---------

                                                               2,140,070
                                                               =========


NOTE I - COMMITMENTS AND CONTINGENCIES

1. Leases

The Company leases office facilities in Fairfield, New Jersey from Daniel and Iris S. Glassman, directors and shareholders of the Company, and warehouse facilities in Fairfield, New Jersey; and office facilities in Chicago, Illinois. The Company vacated its leased manufacturing and warehouse space in Westbury, New York in 1999 and 1998, respectively.


The lease on the Fairfield, New Jersey facility is for a period from February 1, 1998 to January 31, 2003 for 14,100 square feet of office and warehouse space, with an option to renew and also includes payments of electric, water and sewer and the allocated portion of the real estate taxes. Rent expense, including an allocated portion of real estate taxes, was approximately $224,000 and $228,000 for the years ended December 31, 1999 and 1998, respectively.

During 1999, the Company rented 6,000 square foot warehouse in Fairfield, New Jersey for rent expense totaling $45,000, with an option to renew and also includes payments of electric, water and sewer, insurance, and common area maintenance. The term of the lease is for two years.

Approximate aggregate minimum annual rental commitments, including rent and real estate taxes, are as follows: $279,000 for 2000, $233,000 for 2001, $229,000 for 2002, $19,000 for 2003, and none for 2004. Total rent expense for the years ended December 31, 1999 and 1998 was $282,000 and $331,000, respectively.

2. Distribution Arrangement

The Company has a distribution arrangement with a third party public warehouse located in Tennessee to warehouse and distribute substantially all of its pro-ducts. This arrangement provides that the Company will be billed based on invoiced sales of the products distributed by such party, plus certain additional charges.

3. Environmental Matters

On April 8, 1994, the Company was apprised by the New York State Department of Environmental Conservation ("NYSDEC") that Doak's former leased manufacturing facility (through January 1999) located at 67 Sylvester Street in Westbury, New York and former leased facility located at 128 Magnolia Avenue, Westbury, New York are located in the New Cassel Industrial Area, which has been desig-nated by the NYSDEC on the Registry of Inactive Hazardous Waste Sites (the "Registry"). The real property on which Doak's former manufacturing facility, Sylvester Street, is situated is owned by and was leased to the Company by Dermkraft, Inc., an entity owned by the former controlling shareholders and officers of Doak.

The NYSDEC refer to Doak Dermatologics as the former tenant and do not refer to any activities of Doak Dermatologics or the Company as a basis for the listing in the Registry. The Company believes that remediation costs, if any, of the former manufacturing facility on Sylvester Street will not be material. With respect to the former manufacturing facility on Magnolia Avenue, which remains designated by the NYSDEC as part of the Registry, management believes that Doak will not be obligated to contribute to any remediation costs, if any are required.

4. Legal Proceedings

The Company is involved in legal proceedings of various types in the ordinary course of business. While any such litigation to which the Company is a party contains an element of uncertainty, management presently believes that the out-come of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company's consolidated financial position.

5. Defined Contribution 401(k) Plan

Effective January, 1997, the Company established a defined contribution 401(k) plan whereby the Company matches employee contributions up to 25% of the employee's first 6% of contributions with shares of the Company's common stock held in Treasury. Contributions of $44,700 and $23,500 incurred for the year ended December 31, 1999 and 1998, respectively.


NOTE J - WEIGHTED AVERAGE SHARES

Basic net income per common share is determined by dividing the net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is determined by dividing the net income by the weighted number of shares outstanding and dilutive common equivalent shares from stock options and warrants. A reconciliation of the weighted average basic common shares outstanding to weighted average diluted common shares outstanding follows:


                                    As of December 31,    As of December 31,
                                          1999                  1998
                                          ----                  ----

Basic Shares                           7,970,000              8,410,000
Dilution: Stock options and warrants      50,000                540,000
                                       ---------              ---------
Diluted shares                         8,020,000              8,950,000

Income available to common shares      $ 560,562              $ 918,973

Basic earnings per share                   $ .07                  $ .11
Diluted earnings per share                 $ .07                  $ .10




NOTE K - BUSINESS SEGMENT INFORMATION

The Company's two reportable segments are Kenwood Therapeutics (nutritional, respiratory, personal hygiene and internal medicine brands) and Doak Dermatologics, Inc. (dermatological brands).

The accounting policies used to develop segment information correspond to those described in the summary of significant accounting policies. The reportable segments are distinct business units operating in different industries with no intercompany sales. The following information about the two segments is for the year ended December 31, 1999 and 1998.


                                              1999                1998
                                              ----                ----

Net sales:

Kenwood Laboratories                     $10,688,229          $9,505,958
Doak Dermatologics, Inc.                   8,162,065           6,347,044
                                          ----------           ---------
                                         $18,850,294         $15,853,002
                                          ==========          ==========
Interest expense, net:

Kenwood Laboratories                        $205,897            $170,582
Doak Dermatologics, Inc.                      29,576              29,598
                                          ----------          ----------
                                            $235,473            $200,180
                                          ==========          ==========
Depreciation and
amortization:

Kenwood Laboratories                        $893,721            $858,739
Doak Dermatologics, Inc.                     244,331             246,014
                                          ----------          ----------
                                          $1,138,052          $1,104,753
                                          ==========          ==========
Net income (loss):

Kenwood Laboratories                       ($248,825)         $1,037,664
Doak Dermatologics, Inc.                     809,387            (118,691)
                                          ----------          ----------
                                            $560,562            $918,973
                                          ==========          ==========
Segment total assets:

Kenwood Laboratories                     $19,601,902         $19,190,431
Doak Dermatologics, Inc.                   2,921,676           3,373,830
                                          ----------          ----------
                                         $22,523,578         $22,564,261
                                          ==========          ==========
Expenditure for segment
assets:

Kenwood Laboratories                        $165,066          $1,885,497
Doak Dermatologics, Inc.                     132,258              87,982
                                          ----------          ----------
                                            $297,324          $1,973,479
                                          ==========          ==========
Geographic information
(revenues):

Kenwood Laboratories
     United States                       $10,213,932          $8,866,129
     Other countries                         474,297             639,829
                                          ----------          ----------
                                         $10,688,229          $9,505,958
                                          ==========          ==========
Doak Dermatologics, Inc.

     United States                        $6,920,031          $5,177,608
     Other countries                       1,242,034           1,169,436
                                          ----------          ----------
                                          $8,162,065          $6,347,044
                                          ==========          ==========

The basis of accounting that is used by the Company to allocate expenses that relate to both segments are based upon the proportionate quarterly net sales of each segment. Accordingly, the allocation percentage used can differ between quarters and years depending on the segments proportionate net sales over total net sales.









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